19010466

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Mail Processing Section
MAY 01 2019
Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-45039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade
(No. and Street)

St Thomas	VI	00802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Conk 862 216 0692

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe PR PSC
(Name – *if individual, state last, first, middle name*)

100 Carr. Ste. 410	Guaynabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas Conk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KATHLEEN A. BENDER
COMM. # 2101797
NOTARY PUBLIC - CALIFORNIA
NEVADA COUNTY
COMM. EXPIRES MARCH 28, 2019

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, LLC
(A Subsidiary of Seslia & Company)

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITOR'S REPORTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

SESLIA VIRGIN ISLANDS SECURITIES, LLC
(A Subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2018 AND 2017

CONTENTS

Crowe

Crowe PR PSC
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
+1 787 625 1800
www.crowe.pr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Seslia Virgin Islands Securities, LLC
St. Thomas, Virgin Islands

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Seslia Virgin Islands Securities, LLC as of December 31, 2018 and 2017, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes and Schedule I – General and administrative expenses, Schedule II – Computation of Net Capital Rule 15c 3-1 of the Securities and Exchange Commission and Schedule III – Reconciliation pursuant to rule 17a-5(d)(4) (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Seslia Virgin Islands Securities, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Seslia Virgin Islands Securities, LLC's management. Our responsibility is to express an opinion on Seslia Virgin Islands Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Seslia Virgin Islands Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information presented in: Schedule I – General and administrative expenses, Schedule II – Computation of Net Capital Rule 15c 3-1 of the Securities and Exchange Commission, and Schedule III – Reconciliation pursuant to rule 17a-5(d)(4), have been subjected to audit procedures performed in conjunction with the audit of Seslia Virgin Islands Securities, LLC's financial statements. The supplemental information is the responsibility of Seslia Virgin Islands Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, Schedule I – General and administrative expenses, Schedule II – Computation of Net Capital Rule 15c 3-1 of the Securities and Exchange Commission and Schedule III – Reconciliation pursuant to rule 17a-5(d)(4), is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Seslia Virgin Islands Securities, LLC's auditor since 2005.

Guaynabo, Puerto Rico
March 11, 2019, except for matters discussed
in Notes 4 and 9, for which date is April 26, 2019

License No. 16

Crowe PR PSC

Puerto Rico Society of CPA's
Stamp number E369939 was
affixed to the original of this
report.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

BALANCE SHEETS - DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
Current assets		
Cash and cash equivalents	$3,331	$1,279
Accounts receivable	21,530	46,817
Prepaid expenses	4,334	8,472
Due from parent	7,081	0
Total current assets	36,276	56,568
Restricted assets		
Cash and cash equivalents	50,000	50,000
	50,000	50,000
Total assets	$86,276	$106,568

LIABILITIES AND MEMBER CAPITAL

	2018	2017
Current liabilities		
Accrued liabilities	$19,747	$24,621
Due to parent company	0	15,382
Total current liabilities	19,747	40,003
Commitments and contingencies		
Member equity	66,529	66,565
Total liabilities and member capital	$86,276	$106,568

See notes to financial statements

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Revenues		
Commissions revenue	$72,538	$70,958
Customer fees	146,246	144,065
Consulting revenue	60,000	81,005
Total Revenue	278,784	296,028
Operating expenses		
Fees and commissions	25,451	26,017
Employee compensation & benefits	156,667	188,449
General and administrative	96,702	96,378
Total operating expenses	278,820	310,844
Loss from operations	(36)	(14,816)
Other income		
Interest, dividends and other	0	0
Net loss before income taxes	(36)	(14,816)
Income taxes	0	0
Net loss	$(36)	$(14,816)

See notes to financial statements

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A subsidiary of Seslia & Company)

STATEMENTS OF CHANGES IN MEMBER EQUITY
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Members Capital		
January 1,	$66,565	$76,381
Contributions	0	5,000
Loss	(36)	(14,816)
	----------	----------
December 31,	$66,529	$66,565
	=====	=====

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash flows from operating activities		
Net loss	$(36)	$(14,816)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Decrease (increase) in:		
Accounts receivable	25,286	(9,665)
Prepaid expenses	4,138	54
Due from related parties	(7,080)	1,708
Increase (decrease) in:		
Accrued liabilities	(4,874)	2,621
Due to related parties	(15,382)	15,382
Total adjustments	2,088	10,100
Net cash provided by (used in) operating activities	2,052	(4,716)
Cash flows from investing activities	0	0
Cash flows from financing activities, capital contribution	0	5,000
Net cash provided by financing activities	0	5,000
Net increase in cash and cash equivalents	2,052	284
Cash and restricted cash and cash equivalents, beginning	51,279	50,995
Cash and restricted cash and cash equivalents, ending	$53,331	$51,279

See notes to financial statements

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company (a 100% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board (MSRB) and eleven US states and territories. Effective January 1, 2014, the Company converted from a Corporation to a Limited Liability Company, in a tax-free reorganization.

Under SEC financial responsibility rules, the Company is a fully disclosed introducing broker. As such, the customer accounts are maintained by clearing brokers, which are also responsible for collecting the purchase price, commissions, and other fees from the customer. However, the introducing broker generally indemnifies the clearing broker for uncollected amounts from any resulting unsecured accounts of the introducing broker's customers.

Since the beginning of 2013, substantially all the Company's business is within the United States Virgin Islands.

The Company intends to cancel their agreement with the clearing firm during 2019, and thereafter, withdraw its registration as a registered broker-dealer. It will then operate as a registered investment advisor under the supervision of the US Virgin Islands Lt. Governors' office.

Commissions and Related Expenses

The Company's main sources of income arise from its commissions earned on purchase and sale of securities and fees charged to customers. Commissions and related clearing expenses are recorded on a settlement date basis. Fee income is recorded as earned. In both cases, there is persuasive evidence of the existence of an arrangement, service has been rendered, the broker's price to the client is fixed or determinable and collectability is reasonably assured.

General and administrative expenses are charged to operations as incurred.

Consulting Revenue

The Company entered into a consulting agreement with the Parent to provide employees to the Parent for consulting services to their clients. This revenue represents an hourly fee for time spent on the consulting and is recorded as earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of Credit Risk and Other Dependencies

The Company's cash deposits, including those in restricted funded reserve accounts, are insured by the Federal Deposit Insurance Company up to $250,000. As of December 31, 2018, bank deposits do not exceed this limit.

The Company also holds cash equivalent deposits with a registered investment company, which balance is protected against broker failure by the Securities Investor Protection Corporation (SIPC), up to $500,000. Amounts in registered investment companies do not exceed this limit.

Accordingly, management believes that credit risk on cash and cash equivalents, and on investments in marketable securities is not significant.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk does not represent a material risk, of loss with respect to the Company's financial position as of December 31, 2018.

Cash Equivalents

The Company considers short-term highly liquid investments purchased with an original maturity of three months or less, to be cash equivalents. The carrying amounts of financial instruments not carried at fair value, approximate fair value, due to their short-term nature.

Restricted Cash and Cash Equivalents and Regulatory Requirements

The Company has classified as restricted certain cash and cash equivalents that is not available for use in its operations. Under the agreement with one carrying and clearing broker, the Company maintains a good faith deposit totaling $50,000.

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under rule 15c3-1 of the Securities Exchange Act of 1934, which required it to maintain a minimum net capital equal to 6-2/3 percentage of its aggregate indebtedness and requires that the ration of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2018 and 2017, the Company's net capital under SEC Rule 15c3-1 was $35,219 and $12,385 respectively, and the ration of aggregate indebtedness to net capital was 56% and 323%, respectively.

Advances to affiliates, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of Rule 15c3-1 and other regulatory bodies.

Advertising

Advertising is charged to expense as incurred. Expense for the years ended December 31, 2018 and 2017 amounted to $2,983 and $0.

Income Taxes

Under the Limited Liability Company structure, the Company's income tax liability, if any, will be passed to its member. As a pass-through entity, since January 2014, the effects, if any, of uncertain tax positions is assumed by its sole member. The Company's income tax returns are subject to audit for a three-year period after filing. Currently the Company is not subject to an income tax investigation.

Recently Issued and Adopted Accounting Standards

The Financial Accounting Standard Board has recently issued various Accounting Standard Updates, most of which do not apply to the Company. However, those that were applied as of December 31, 2018, did not affect significantly the result of operations or financial position of the Company.

Accounting Standards Update (ASU) 2014-09 Revenue from Contracts with Customers which was effective January 1, 2018 required the Company to recognize some revenue as services were provided rather than when invoiced. This change did not significantly impact the result of operations or financial position of the Company.

ASU 2016-18 Statement of Cash Flows (Topic 203) Restricted Cash, which was effective for the Company on January 1, 2018 and it is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement. It requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows.

Subsequent Events

The Company has evaluated subsequent events through March 11, 2019, the date the financial statements were available for release. The Company has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements, except as disclosed in Note 9.

2. RELATED PARTIES

The most significant transactions with related parties consist of the following:

	2018	2017
Allocation of rent expense Parent	$15,000	$15,000
Consulting revenue from services provided to customers of Parent	$60,000	$81,005

3. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2018 and 2017 amounted to $3,409 and $3,802, respectively.

4. REGULATORY AUDIT

The Company's Regulatory Authority conducted an audit of the Company during 2018. In the closing letter the Authority mentioned five exceptions, including non-compliance with FINRA's Anti-Money Laundering Compliance Program. The Company is required to submit AML reports for the period of deficiency identified in the closing letter of the Authority. The Company's compliance officer responded to FINRA that the AML reports will be completed in arrears. However, at the financial statement release date the Company has not yet addressed this deficiency and has notified the Authority that it will file a BD-W (Uniform Request for Broker-Dealer Withdrawal) on or before April 26, 2019. In the event the Company incurs any cost, fees or sanctions associated with addressing this matter, they will be accrued when a reasonable estimate of the amount is determined.

5. COMMITMENTS AND CONTINGENCIES

Under a verbal agreement with Parent, the Company leases its office facilities. Rent expense for the years ended December 31, 2018 and 2017 amounted to $15,000 and $15,000.

There are no named claims against the Company from customers or any other party that we are aware of as of the audit date.

6. CLEARING AGREEMENTS

The existing clearing agreement requires the Company to maintain a $50,000 deposit, which is returnable within 30 days of termination of the agreement. Either party can terminate the agreement after 30 days written notice of their intention to terminate the agreement, without an early termination fee. The deposit was made in January 2015, upon the request of the clearing broker. Furthermore, the agreement provides for a monthly minimum clearance fee of $2,000. The minimum net capital requirement is reduced because the agreement is considered a "Type B" clearing arrangement, where the Company does not handle funds of the customer.

The Company has given notice to the clearing firm that the agreement will be terminated during 2019.

7. MANAGEMENT'S PLAN

The Company intends to cancel its agreement with the clearing firm during 2019, and, withdraw its registration as a registered broker-dealer. However, because Seslia's broker-dealer clients with accounts directly at the mutual fund will not be transitioned to the RIA by March 31, Seslia has advised FINRA that it will continue to operate as a broker-dealer for an indeterminate number of months in 2019, until those clients can be transitioned. FINRA has instructed Seslia to inform member services accordingly. Thereafter, it will operate as a registered investment advisor under the supervision of the US Virgin Islands Lt. Governors' office.

As of the date these financial statements were issued, Seslia has received affirmative responses from existing clients with total assets approximating $22.1 million to remain with the Company and transition to its RIA platform. All but $5 million of those assets will pay an annual fee of 1%. The remaining $5 million will pay 0.75 basis points. Together with projected receipts from mutual fund client of $50,000 annually, Seslia anticipates revenues of $250,000 in 2019. In addition, reductions in prior year annual operating expenses, directly attributable to providing of broker-dealer services, should approximate $34,000 annually.

The Company has taken the decision to terminate the broker-dealer operations because, since 2009, the Company has been reporting losses and negative cash flows from operations, even when actions taken have translated into reduced expenses. Furthermore, during those years, the Company received significant revenue from consulting to clients of the parent company. It is anticipated that this will end in 2019. During 2018 and 2017, the Company also received support from its parent, Seslia & Company, which will end in 2019, although limited financial support will still be provided by the parent's shareholder to offset short-term operational cash shortfalls.

Management believes this impending change in operations will stabilize Seslia's financial situation and allow the Company to operate in a financially sustainable manner, at least during the near-term.

8. CASH FLOWS INFORMATION

As presented in the Balance Sheets:

	2018	**2017**
Cash	$3,331	$1,279
Restricted cash and cash equivalents	50,000	50,000
Total cash and restricted cash and cash equivalents for cash flows information	$53,331	$51,279

9. SUBSEQUENT EVENTS

The Company canceled the agreement with the clearing firm during the first quarter 2019, and as more fully disclosed in Note 4. It intends to withdraw its registration as a registered broker-dealer during 2019. It will then operate as a registered investment advisor under the supervision of the US Virgin Islands Lt. Governors' Office.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Gross receipts taxes	$10,952	$10,512
Rent	15,000	15,000
Professional fees	35,167	37,205
Travel	1,727	659
Telephone	4,268	6,403
Advertising	2,983	0
Dues and subscriptions	8,218	10,552
Supplies	3,598	1,101
Postage	492	34
Repairs and maintenance	1,946	1,967
Meals and entertainment	217	128
Utilities	3,828	2,730
Bank fees	1,302	464
Insurance	3,290	4,540
Miscellaneous	3,714	5,083
	$96,702	$96,378

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A subsidiary of Seslia & Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Net Capital:		
Total stockholder's equity qualified for net capital	$66,529	$66,565
Deductions and/or charges		
Non-allowable assets -		
Accounts receivable	19,895	45,708
Prepaid expenses	4,334	8,472
Due from parent	7,081	0
	$31,310	$54,180
Net capital before haircuts on securities positions:	35,219	12,385
Haircuts on securities (computed where applicable), Pursuant to Rule 15c3-1(f):		
Trading and investment securities:		
Other securities	0	0
	35,219	12,385
Computation of Aggregate Indebtedness:		
Items Included in the consolidated statement of financial condition:		
Other liabilities	$19,747	$40,003
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$5,000	$5,000
Excess net capital at 100%	$30,219	$7,385
Ratio, aggregate indebtedness to net capital	56%	323%

(Continues)

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(a subsidiary of Seslia & Company)

Schedule II (CONTINUED)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2018 AND 2017

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2018 AND 2017

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEARS ENDED DECEMBER 31, 2018 AND 2017

Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2018 and 2017:

Unaudited net capital:		
Focus – II Report	$35,219	$12,385
Adjustments	-	-
	$35,219	$12,385

Crowe

Crowe PR PSC
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
+1 787 625 1800
www.crowe.pr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Seslia Virgin Islands Securities, LLC
St. Thomas, Virgin Islands

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5 (d)(4), in which (1) Seslia Virgin Islands Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Seslia Virgin Islands Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) Seslia Virgin Islands Securities, LLC stated that Seslia Virgin Islands Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Seslia Virgin Islands Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seslia Virgin Islands Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 11, 2019
License No. 16
San Juan, Puerto Rico

Crowe PR PSC

Puerto Rico Society of CPA's Stamp number E369790 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, LLC
(a subsidiary of Seslia & Company)

EXEMPTION REPORT
PURSUANT TO RULE 17a-5 (d)(4)

YEAR ENDED DECEMBER 31, 2018

Seslia Virging Islands Securities, LLC is an introducing broker or dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of its knowledge and belief, the Company states the followings:

(1) We identified the followings provisions C.F.R. § 240.15c3-3(k) under which the Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (The Company as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § § 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer – the "exemption provision) and (2) we met the identified exemption provision through the year ended December 31, 2018 without exception.

I, Thomas E. Conk, affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

Thomas E. Conk
Chief Financial Officer
March 11, 2019